EXHIBIT 12

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars, Except Ratios)

	For the Nine Months Ended September 30
	2005	2004
	(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$71	$85
Interest allocable to rental expense(b)	54	45

Total	$125	$130

Earnings:
Consolidated income before income tax expense	$1,112	$693
Minority interest in net income of subsidiaries having fixed charges	24	16
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	2	2
Equity income of less-than-50-percent-owned investees	(11)	(14)
Dividends received from less-than-50-percent- owned investees	10	9
Fixed charges	125	130
Interest capitalized	(20)	(6)
Amortization of previously capitalized interest	2	1

Total	$1,244	$831

Ratio of Earnings to Fixed Charges	9.95	6.39

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled (generally more than 50 percent owned) and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not consolidated are accounted for by the equity method.
(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.